As filed with the Securities and Exchange Commission on June 29, 2017

Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2016
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nokia USA Inc. Retirement Savings and Investment Plan

Nokia USA Inc.

200 South Mathilda Avenue

Sunnyvale, California 94086

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nokia Corporation

Karaportti 3

FI-02610

Espoo, Finland

Nokia USA Inc. Retirement Savings and Investment Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements and Supplemental Schedules as of December 31, 2016 and 2015, and for the year ended December 31, 2016	6 - 16

Signature Page	17

Index To Exhibits	18

Consent of Independent Registered Public Accounting Firm

Armanino LLP 15950 N. Dallas Parkway Suite 600 Dallas, TX 75248-6685 972 661 1843 main armaninoLLP.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nokia USA Inc.
Nokia USA Inc. Retirement Savings and Investment Plan
Sunnyvale, California

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nokia USA Inc. Retirement Savings and Investment Plan (the “Plan”) as of December 31, 2016, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan as of December 31, 2015, was audited by TravisWolff LLP, whose practice became part of ArmaninoLLP, as of January 1, 2017, and whose report dated July 11, 2016, expressed an unqualified opinion on the financial statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2016, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, during the 2016 Plan year, the Plan adopted new accounting guidance related to the Plan’s investment disclosures. Prior year disclosures have been revised to reflect the retrospective application of adopting the new accounting guidance.

The supplemental information in the accompanying schedules of Delinquent Participant Contributions for the year ended December 31, 2016, and Assets (Held at End of Year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with ERISA. In our opinion, the supplemental information included in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ ArmaninoLLP
ArmaninoLLP
June 29, 2017
Dallas, Texas

Nokia USA Inc. Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2016 and 2015

Nokia USA Inc. Retirement Savings and Investment Plan
Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	7

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	8

Notes to Financial Statements	9-13

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	15
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2016	16

Note:
Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Nokia USA Inc. Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$61,578,053	$59,328,484
Investment, at net asset value	3,667,274	4,507,818
Receivables:
Notes receivable from participants	438,961	431,005
Contributions receivable	20,468	-
Exchange of funds in transit	-	3,991
Net assets available for benefits	$65,704,756	$64,271,298

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2016

Additions:
Investment and other income:
Net appreciation in fair value of investments	$3,088,318
Interest income from notes receivable from participants	13,830
Dividend and other interest income	1,843,759
4,945,907
Contributions:
Employer	2,573,545
Participant	3,163,298
Rollovers	836,518
6,573,361
Deductions:
Benefits paid to participants	(9,201,871)
Administrative expenses and other	(82,702)
(9,284,573)
Net increase prior to transfers	2,234,695

Transfers to plan	398,789
Transfers out of plan	(1,200,026)
Net assets available for benefits
Beginning of year	64,271,298
End of year	$65,704,756

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2016 and 2015

Note 1 - Description of Plan

The following description of the Nokia USA Inc. Retirement Savings and Investment Plan (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia USA, Inc. Prior to the adoption of the Volume Submitter plan as described below, the plan included Nokia USA, Inc. and its affiliates. With the change to the Volume Submitter plan in 2016, the Plan is a defined contribution plan that covers eligible employees of Nokia USA, Inc.   (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration. The Plan is amended from time to time in order to comply with changes in applicable laws and to make changes in Plan administration.

The Plan was created effective April 25, 2014 to replace the Nokia Retirement Savings and Investment Plan which was transferred to Microsoft Corporation along with the sale of Nokia’s Devices and Services business. The Nokia Retirement Savings and Investment Plan served both Nokia Inc. employees and employees of the Company. In 2015, assets related to Nokia’s acquisition of Medio Systems, Inc. totaling $2,966,920 were transferred into the Plan from the Medio Systems, Inc. 401(k) Plan. Transfers out amounted to $195,888,416 of which $3,301,643 was transferred to the Nokia Solutions and Networks Savings Plan. The remaining $192,428,093 was transferred to a new plan created upon the sale of the HERE business, a former Nokia affiliate, and $158,680 was forfeited.

The Nokia USA Inc. 401(k) Committee met on the February 10, 2016, and approved an amendment changing the Plan’s governing document from a Prototype Plan to a Volume Submitter plan effective June 6, 2016.

Eligibility
Employees are eligible to participate in the Plan after attaining age 18; however, interns, part time employees and cooperatives are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their eligible annual compensation, as defined in the plan document.  Participants may contribute up to 50% of their pre-tax eligible annual compensation to the Plan, subject to annual individual deferral limitations under the Internal Revenue Code (the “Code” or “IRC”). All participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions, as defined by the Code.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Additional discretionary Company contributions may be made upon the approval of the Company’s Board of Directors.  The Company made no additional discretionary contributions for the Plan year ended December 31, 2016.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2016 and 2015

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the plan document.  Plan earnings or losses are allocated to or deducted from a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts. Transaction based fees are associated with optional services under the Plan, and are charged directly to participant accounts for particular Plan features that may be available, such as a participant loan or the maintenance of a terminated participant account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The notes receivable from participants, maturing at various dates through 2046, are collateralized by the balance in the participant’s account.  The notes receivable from participants bear interest rates that reflect the prime rate for the month when issued and were between 3.25% to 3.50%.  Principal and interest are repaid ratably through bi-monthly payroll deductions.  Notes receivable from participants are carried at unpaid principal plus accrued interest.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2016, forfeited nonvested accounts were $362,059.  These accounts are generally used to reduce future Company contributions or pay Plan administrative fees.  In 2016, forfeitures in the amount of $20,570 were used to reduce Company contributions.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

Nokia ADR shares are paid out in cash or certificates as requested by the participant.  Fractional shares are paid in cash.

A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan until such participant is required by law to receive minimum required distributions.

A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

The Plan provides that upon termination of employment due to retirement, disability, death or upon attainment of age 65, the Plan’s trustee may commence distribution of the participant’s vested account by payment of a lump sum, partial payments, or a series of installments in accordance with the provisions of the plan document.

In addition to the foregoing, participants are permitted to request in-service distribution from their vested Plan accounts at any time after having attained age 59½.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the plan document.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2016 and 2015

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis. Investments are reported at fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation or (depreciation) in the fair value of its investments, which consists of the realized gains and losses on sales of investments and the unrealized appreciation or (depreciation) on those investments.

Plan Expenses
Expenses incurred by the Plan for certain administration fees and certain investment charges are paid by the Plan.  Audit fees and all other operating expenses of the Plan are paid by the Company. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts may be used to reduce future Employer contributions payable under the Plan.

Risks and Uncertainties
The Plan invests in various investments.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain Plan investments, it is at least reasonably possible that changes in the values of investments will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and changes therein.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Note 3 - Investments

During 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (Or Its Equivalent), and ASU no. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) – I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. ASU No. 2015-07 amended the Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient.

Part II of ASU No. 2015-12 is applicable to the Plan and modifies the investment disclosures under ASC 820 and 962. The disclosure requirements under ASU 2015-07 and ASU-12 are effective for fiscal years beginning after December 15, 2015. The Plan adopted the provisions of ASU 2015-12 in 2016 and retrospectively applied the provisions to the 2015 financial statements.

Note 4 - Fair Value

The FASB accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring Management to develop their own assumptions.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2016 and 2015

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Investments in collective trusts and investments measured at NAV are stated at fair value, which represents the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Registered Investment Companies
The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”).  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Collective Trust
The Collective Trust (“CT”) is comprised of the Fidelity Managed Income Portfolio II Fund, a common collective trust. It is commingled pool of the Fidelity Group Trust for Employee benefit Plans and is managed by Fidelity, which is also the trustee of the Plan. This fund seeks to preserve principal investments while earning interest income. This fund will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities. A portion of the portfolio is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of the principal when the contract matures. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of Fidelity.

The CT is not available in an exchange and active market.

There is no restriction in place with respect to the daily redemption of the CT.

There were no unfunded commitments to the funds.

Common Stocks
Nokia American Depository Shares (“Nokia ADR shares”) and common stocks held in self-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

The following table sets forth the Plan’s assets at fair value as of December 31, 2016 and 2015:

December 31, 2016	Level 1	Level 2	Total
Mutual Funds	$57,657,827	$-	$57,657,827
Nokia ADR common stock	1,002,715	-	1,002,715
Self-directed brokerage accounts	2,917,511	-	2,917,511
Total Assets in the fair value hierarchy	61,578,053	-	61,578,053
Investment, at net asset value			3,667,274
Investment, at fair value			65,245,327

December 31, 2015	Level 1	Level 2	Total
Mutual Funds	$55,296,328	$-	$55,296,328
Nokia ADR common stock	1,518,897	-	1,518,897
Self-directed brokerage accounts	2,513,259	-	2,513,259
Total Assets in the fair value hierarchy	59,328,484	-	59,328,484
Investment, at net asset value			4,507,818
Investment, at fair value			63,836,302

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2016 and 2015

 Note 5 - Tax Status

The Internal Revenue Service issued an opinion letter on the volume submitter plan dated March 31, 2014 (Note 1), that the Plan is acceptable under section 401 of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included.

Note 6 - Party-in-Interest Transactions

Parties-in-interest are defined under ERISA as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others.

The Plan purchased and sold approximately $70,957 in Nokia ADR shares during 2016.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale. At December 31, 2016, the Plan held 208,258 shares, including outstanding purchases, with a fair value of $1,002,715 including outstanding purchases. The Plan received $108,454 in dividends from Nokia ADR shares.

The Plan purchased and sold approximately ($2,226,691) in Nokia ADR shares during 2015.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale. At December 31, 2015, the Plan held 216,222 shares, including outstanding purchases, with a fair value of $1,518,896 including outstanding purchases. The Plan received $61,698 in dividends from Nokia ADR shares.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The fees paid by the Plan totaled $82,702.

The trustee retains as compensation for service provided to the Plan, any interest on amounts earned while certain transactions are pending.

The Plan is administered by Fidelity Investments Institutional Operations Company as the record keeper and Fidelity Management Trust Company as the Plan’s trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Spartan Extended Market Index Fund qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

Each of these transactions are exempt from the prohibited transaction rules under ERISA.

Note 7 - Subsequent Events

Management of the Plan has evaluated the subsequent events through June 29, 2017, the date the financial statements were available to be issued.

Supplemental Schedules

Nokia USA Inc. Retirement Savings and Investment Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2016

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$147,678

 See accompanying report of independent registered public accounting firm.

Nokia USA Inc. Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$2,868,997
	American Balanced Fund	Mutual fund		4,272,079
	American EuroPacific Growth Fund	Mutual fund		3,048,983
*	Fidelity Extended Market Index Fund	Mutual Fund		3,252,623
*	Fidelity Managed Income Portfolio II	Collective investment trust		3,667,274
*	Nokia ADR Shares	ADR shares		1,002,715
	PIMCO Total Return Fund	Mutual fund		3,246,913
	T. Rowe Price Blue Chip Growth Fund	Mutual fund		164,236
	Vanguard Institutional Index Fund	Mutual fund		10,330,910
	Vanguard Small Growth Institutional Index Fund	Mutual fund		3,060,362
	Vanguard Target Retirement 2010	Mutual fund		767,769
	Vanguard Target Retirement 2015	Mutual fund		461,670
	Vanguard Target Retirement 2020	Mutual fund		1,645,924
	Vanguard Target Retirement 2025	Mutual fund		3,051,740
	Vanguard Target Retirement 2030	Mutual fund		2,378,477
	Vanguard Target Retirement 2035	Mutual fund		4,553,857
	Vanguard Target Retirement 2040	Mutual fund		5,229,197
	Vanguard Target Retirement 2045	Mutual fund		4,007,686
	Vanguard Target Retirement 2050	Mutual fund		1,586,298
	Vanguard Target Retirement 2055	Mutual fund		550,259
	Vanguard Target Retirement Funds	Mutual fund		647,291
	BlackRock U.S. Total Bond Index Fund	Mutual Fund		254,143
	Vanguard Windsor II Fund	Mutual fund		2,278,414
	BrokerageLink	Common stocks and mutual funds		2,917,510
	Subtotal			65,245,327
*	Notes receivable from participants	Interest rate is 3.25% - 3.50%, maturing at various dates through 2046		438,961
				$65,684,288

*     Party-in-interest

**     Not applicable due to investments being participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia USA Inc. Retirement Savings and Investment Plan

Date: June 29, 2017	By:	/s/ Oliver Simon
Name: Oliver Simon
Title: Plan Administrator

Date: June 29, 2017	By:	/s/ Cristina Hamley
Name: Cristina Hamley
Title: Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of, Independent Registered Public Accounting Firm.